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                                                                      EXHIBIT 17

                              AMENDED AND RESTATED
                               ABC NEWS/STARWAVE
                       MANAGEMENT AND SERVICES AGREEMENT

     THIS AMENDED AND RESTATED MANAGEMENT AND SERVICES AGREEMENT including the Exhibits attached hereto (this "AGREEMENT") is entered into as of June 18, 1998 by and among ABC, INC., a Delaware corporation ("ABC"), STARWAVE CORPORATION, a Washington corporation ("STARWAVE") and ABC NEWS/STARWAVE PARTNERS, a New York General Partnership (THE "PARTNERSHIP"); provided that, this Agreement shall only become effective upon the Effective Time, as defined in and pursuant to that certain Agreement and Plan of Reorganization, of even date herewith, by and among Infoseek, Infoseek Company, a Delaware corporation, Starwave Corporation, a Washington corporation, and Disney Enterprises, Inc., a Delaware corporation ("DEI") and shall cease and be of no further force and effect in the event that the Effective Time does not occur; and provided further that, each of the parties hereto agrees not to terminate, amend or otherwise alter this Agreement, or waive any of its rights hereunder, at any time prior to immediately following the Effective Time. This Agreement amends and restates in its entirety the Management and Services Agreement by and between the parties hereof entered into as of March 28, 1997 (the "Original Services Agreement"). DEI is a party to this Agreement solely with respect to the provisions of Sections 3.3, 3.6, 5.2, 6.1, 6.2 and 10.7.


                                    RECITALS


1. In connection with an investment in Starwave by DEI, Affiliates of each of ABC and Starwave entered into a Partnership pursuant to a Partnership Agreement dated March 28, 1997 (the "Original Agreement").

2. Pursuant to an agreement and plan of reorganization and a stock and warrant purchase agreement (collectively, the "Acquisition Agreements"), DEI has agreed to acquire approximately a 43% interest in the voting equity of Infoseek Corporation, a California corporation ("Infoseek"), subject to the terms and conditions set forth in the Acquisition Agreements.

3. In connection with the transaction contemplated under the Acquisition Agreements, the Partners desire to amend and restate the Original Agreement by entering into this Agreement.

     THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, ABC, Starwave and the Partnership hereby agree as follows:

1.   DEFINITIONS

     For purposes of this Agreement, the following terms have the following meanings:

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     1.1  "ABC CONTENT" means all Content that is 100% owned or controlled by
ABC or its successors or assigns. For purposes of this Section 1.1, "control" means the ability to grant the licenses set forth herein; provided however that if such Content is subject to the payment of royalties or other consideration to third parties, ABC will notify Starwave in writing in advance and the Partnership shall have the right, at its option, to include such Content in the definition of ABC Content.

     1.2 "ABC TRADEMARKS" means "ABC News" and the other marks, trade names, trademarks, brands, names, personalities, logos and representations thereof that are properties of ABC or its Affiliates that appear within the ABC Content, Programming, News Products or any other materials created in association with this Agreement and that ABC or any of its Affiliates owns or controls.

     1.3 "ADVISORY COMMITTEE" has the meaning specified in the Partnership Agreement.

     1.4 "AFFILIATE" means, with respect to any person, any person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with such person. Notwithstanding the foregoing, for purposes of this Agreement, Starwave shall not be considered as an Affiliate of ABC or DEI.

     1.5 "ANNUAL BUSINESS PLAN" has the meaning specified in the Partnership Agreement.

     1.6 "BROADBAND" means programming that requires transmission at data rates which would enable real time, full screen, full motion video at equal to or better than NTSC broadcast resolution.

     1.7 "CONTENT" means audio and audio visual material, photographs, art work, videos, graphics, text, and sound recordings.

     1.8 "COSTS" means all direct costs and allocated costs, whether incurred by ABC or DEI (including, without limitation, costs associated with Section 3) or Starwave (including, without limitation, costs associated with Section 4) or by the Partnership (as referenced in the Partnership Agreement), that are associated with the development, production and exploitation of the News Products.

     1.9 "FIXED MEDIA PRODUCTS" means multimedia content products developed for distribution to end users on any platform (including, without limitation, MS-DOS, Windows, Macintosh, Sega, Nintendo, CD-ROM, Sony Playstation and 3DO systems) designed to be read on an electronic device but excluding such products if they include a Narrowband-delivered component and such products would not be commercially competitive (as reasonably determined in good faith by the Partners) without the inclusion of a Narrow-band delivered component.

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     1.10 "FORCE MAJEURE EVENT" has the meaning specified in Section 10.5.

     1.11 "INTELLECTUAL PROPERTY RIGHTS" means any and all (by whatever name or term known or designated) tangible and intangible and now known or hereafter existing (a) rights associated with works of authorship throughout the universe, including but not limited to copyrights, moral rights, and mask-works, (b) trademark, service mark and trade name rights and similar rights, (c) trade secret rights, (d) patents, designs, algorithms and other industrial property rights, (e) all other intellectual and industrial property and proprietary rights (of every kind and nature throughout the universe and however designated) (including without limitation logos, character rights, "rental" rights and rights to remuneration), whether arising by operation of law, contract, license or otherwise, and (f) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force throughout the universe (including without limitation rights in any of the foregoing).

     1.12 "NARROWBAND" means programming that does not require transmission at data rates which would enable real time, full screen, full motion video at equal to or better than NTSC broadcast resolution.

     1.13 "NEWS PRODUCTS" means the Remote Access Products developed, produced, marketed, distributed or otherwise exploited under the Partnership Agreement containing broad national, international and local news media, including, by way of example and without limitation, stories and features regarding national, international and local affairs and stories and features regarding business/finance, entertainment, weather, environmental and other subjects, to the extent such subjects are of national or international significance or are treated as such in traditional news media.

     1.14 "PARTNERSHIP" means the general partnership formed by Affiliates of Starwave and ABC and "PARTNERSHIP AGREEMENT" means the amended and restated partnership agreement between such Affiliates, dated as of the date hereof.

     1.15 "PERSON" means any individual, partnership, corporation, trust or other entity.

     1.16 "PROGRAMMING" means the programming included in the News Products including, without limitation, all HTML, Java, and/or other formatted text files, all related graphics files, animation files, data files, multimedia files, modules, routines and objects, and the computer software and all of the script or program files required to exploit such materials and that collectively control the display of and end user interaction with the programming.

     1.17 "REMOTE ACCESS PRODUCTS" means Programming intended for distribution by any Narrowband interactive transmission method. This definition excludes any and all Programming that requires Broadband transmission and also excludes (a) products developed for PDAs, pagers, screen phones and other future handheld devices and (b) Fixed Media Products.

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     1.18  "RESTATED INITIAL BUSINESS PLAN" has the meaning specified in the
Partnership Agreement.

     1.19 "STARWAVE TRADEMARKS" means "Starwave" and the other marks, trade names, trademarks, brands, names, personalities, logos and representations thereof that are properties of Starwave Partner or its Affiliates that appear within the News Products or any other materials created in association with this Agreement and that Starwave Partner owns or controls.

     1.20 "TECHNOLOGY" means all software, hardware and middleware required or appropriate to (i) transform the Content into the Programming, (ii) create, modify or maintain the Programming, or (iii) deliver the Programming in an online format.

     1.21  "TERM" shall have the meaning set forth in Section 9.1.

     1.22  "TERRITORY" means the United States and Canada.

2. STARWAVE OBLIGATIONS. During the Term, Starwave shall have the following obligations to the Partnership:

     2.1 HOSTING/NETWORK INFRASTRUCTURE. Starwave shall host all portions of the News Products on Starwave servers, at the highest quality levels as Starwave performs hosting services for any third party (i.e., having substantially similar service requirements) and at a nominal mark-up to Costs on a cost-effective basis and on most-favored-nations terms as those provided to any similarly situated third party (i.e., having substantially similar service requirements). Starwave shall be solely responsible for all Starwave network infrastructure (i.e., telecommunications and connections to the Internet) in conformance with the level of service that Starwave provides to itself or its most valued partners and customers.

     2.2 BILLING, COLLECTION, CUSTOMER SERVICE FUNCTIONS. Starwave shall be responsible for billing, collection, customer service and other "back office" functions for the Partnership at a nominal mark-up to Costs and on most-favored-nations terms as those provided to any third party (i.e., having substantially similar service requirements). All such services shall be performed by Starwave at the highest quality levels Starwave performs services for any third party (i.e., having substantially similar service requirements) and at a nominal mark-up to Costs on a cost-effective basis and on most-favored-nations terms as those provided to any similarly situated third party (i.e., having substantially similar service requirements).

     2.3 TECHNOLOGY DEVELOPMENT AND MAINTENANCE. Starwave shall be responsible for the technology development and maintenance relating to the News Products, at a nominal mark-up to actual costs and on most-favored-nations terms as those provided to any third party (i.e., having substantially similar service requirements), to the extent commercially reasonable. All such services shall be performed by Starwave at the highest quality levels Starwave performs services for any third party (i.e., having substantially similar service requirements) and at a nominal mark-up to Costs on a cost-effective basis and on most-favored nations terms as those provided to any similarly situated third party (i.e., having substantially similar service

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requirements). It is the intention of the parties that the preponderance of the technology development and maintenance relating to the News Products shall be performed by Starwave. The General Manager (as defined in the Partnership Agreement), in accordance with the Restated Initial Business Plan or Annual Business Plans, may acquire or license additional or substitute Technology (i) on an incidental and nonmaterial basis, (ii) if the Costs of acquiring or licensing Technology from a third party are significantly less than the Costs to the Partnership of acquiring or licensing such or similar Technology from Starwave and such third party Technology from Starwave is fully scaleable and compatible with other Technology used for the News Product and otherwise appropriate for its intended uses, (iii) or if otherwise agreed and otherwise appropriate for use in the News Products. In addition, the General Manager, in accordance with the Restated Initial Business Plan or Annual Business Plans may acquire or license additional or substitute Technology if, in the General Manager's reasonable opinion, the inability to so acquire or license such Technology would have a material impact on the overall quality and competitive position of the News Products. In such event, Starwave shall have a three (3) day period to meet with the General Manager to attempt to resolve the issues. If the issues have not been resolved in the three (3) day period, the General Manager shall be entitled to present the issues to the Partners for resolution based upon the mutual agreement of the Partners. During the Term, such technology development and maintenance (or a portion thereof) may become a responsibility of the Partnership or the Partners collectively, upon the mutual agreement of the parties.

     2.4  USAGE TRACKING.

          (a) Starwave will track traffic in the News Products and shall provide ongoing access to reports on such traffic to ABC.

          (b) Starwave shall from time to time promptly deliver to ABC upon ABC's request, the names, addresses and other identifying information of users of the News Products who complete merchandise, advertising, promotional or subscription transactions over the News Products.

          (c) The parties shall have the right to use all data provided by Starwave under subsections (a) or (b) above in any manner, subject to a mutually agreed privacy policy and credit policy. All such data shall be owned by the Partnership. Each party agrees that during the term it shall not provide such data to any third party, except as may be mutually agreed.

          (d) Starwave acknowledges and agrees that the News Products may contain registration forms and/or questionnaires for users to complete in connection with contests, promotions or other features of the News Products. Starwave acknowledges and agrees that such information shall be solely owned by the Partnership and may be used for either party's and its respective Affiliates' business purposes, but may not be provided to any third party (except advertisers), except as may be mutually agreed.

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     2.5  EXISTING TECHNOLOGY.  Starwave shall provide, on a royalty free basis,
Technology existing as of the date of this Agreement, including, without limitation, interactive software development tools, middleware and engines owned or licensed by Starwave or its Affiliates (provided that Starwave has the right, with no additional monies owed, to license any such technology to ABC, subject to Section 5.1) for use in the development and delivery of the News Products. Such Technology shall be licensed by Starwave, on a royalty free basis.

     2.6 OTHER TECHNOLOGY. Starwave shall provide such additional technology owned or licensed by Starwave or its Affiliates (provided that Starwave has the right, with no additional monies owed, to license any such technology to ABC, subject to Section 5.1) that may be useful or necessary in the development of the News Products, under an agreement to be negotiated in good faith between the parties within sixty (60) days of the date hereof. If an agreement is not timely entered into, such Technology shall be provided by Starwave at fair market rates.

     2.7 INFRASTRUCTURE. Starwave shall provide appropriate staffing, support and infrastructure to fulfill its obligations under this Agreement, including, without limitation, sufficient dedicated personnel to meet its obligations set forth under Sections 2.1, 2.2., 2.3 and 2.4, in accordance with the Restated Initial Business Plan and any Annual Business Plan.

     2.8  [INTENTIONALLY OMITTED]

     3. ABC AND DEI OBLIGATIONS. During the Term, ABC and DEI shall have the following obligations to the Partnership.

     3.1 CONTENT. Pursuant to Section 6.1, ABC shall provide the Partnership with a royalty-free license to all ABC Content or Content of its successors-in-interest which is appropriate for use in the News Products, including without limitation both television and radio programming. For the avoidance of doubt, Content provided shall include without limitation all news programs (e.g., Evening News), news magazines (e.g., 20/20) and morning shows (e.g., Good Morning America), subject to cancellation of current programming and the inclusion of all owned or controlled news programming as set forth in Section 1.1.

     3.2 CONTENT DEVELOPMENT/TRANSFORMATION/INTEGRATION. At Costs set forth in the Restated Initial Business Plan or applicable Annual Business Plan, ABC shall be responsible for the development of ABC Content for the News Products and for the transformation of ABC Content into Programming and integration of the Programming into the News Products. The senior employee in such group shall report on a day-to-day basis to the General Manager, with direct reporting as well to an ABC designated executive for oversight of editorial and creative aspects of the ABC Content.

     3.3 ON-AIR MARKETING/PROMOTION. At no charge, ABC shall provide reasonable marketing and promotion for the News Products on its television and radio networks, in amounts, formats and frequencies determined by ABC, in its sole discretion, provided, that ABC shall market and promote ABC News.com in a manner generally consistent with ESPN's

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marketing and promotion of ESPNET SportsZone, taking into consideration (i) the differences between news and sports programming, marketing and promotion, (ii) the appropriateness of any particular marketing and promotional opportunity, and
(iii) the overall reach and ratings differences among the various on-air programs on which ABC News.com is promoted as compared with the on-air programs on which ESPNET SportsZone is promoted, in each case, as determined by DEI. For the avoidance of doubt, it is understood and agreed that the provisions of this
Section 3.3 shall not limit the promotional services obligations of DEI and its Affiliates under that certain Promotional Services Agreement of even date herewith.

     3.4 INFRASTRUCTURE. ABC shall provide appropriate staffing, support and infrastructure, including reasonable access to the ABC News Broadcast Newsroom infrastructure, to fulfill its obligations under this Agreement.

     3.5 ON-AIR TALENT. Subject to Section 3.7(a) and (c), and at no charge, ABC shall provide appropriate access (in its sole discretion) to on-air talent for use in connection with the News Products.

     3.6 GROUP ADVERTISING SALES. At Costs set forth in the Restated Initial Business Plan or applicable Annual Business Plan, DEI shall provide, with ongoing participation by the Partnership, group advertising sales services (i.e., combining advertising sales services for the News Products of the Partnership with additional News Products that may be developed by the Partnership or the parties, individually or in other arrangements such as ESPNET SportsZone and Disney Online).

     3.7  ABC'S CONTROL.

          (a) EDITORIAL AND CREATIVE. ABC shall exercise sole and final control over all editorial and creative aspects of the News Products and all portions thereof.

          (b) ABC NETWORK AFFILIATE RELATIONS. ABC shall exercise sole and final control over all ABC Network affiliate relations matters associated with the News Products.

          (c) MARKETING AND PROMOTIONS. ABC shall exercise sole and final control over all uses or references to any ABC Trademark contained in marketing and promotions associated with the News Products. Any use of an ABC Trademark by the Partnership or Starwave shall require the prior approval of ABC, which may be withheld at ABC's sole discretion. ABC shall use its reasonable efforts to promptly respond to requests from the Partnership for use of the ABC Trademarks. ABC shall cooperate in good faith with the Partnership to agree on a templated use of ABC Trademarks from time to time to avoid recurrent approvals.

4.   MERCHANDISING

     DEI agrees to provide (or cause its Affiliates to provide) and the Partnership agrees to purchase (subject to agreement on terms) e-commerce services to the Partnership, including,

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without limitation, store design, transaction processing, web hosting, inventory management, fulfillment and customer service. In exchange for such services, the Partnership shall pay DEI its costs in providing such services, plus a to-be-agreed markup on such costs or a to-be-agreed upon revenue share. In addition, the Partnership shall have joint ownership of all customer information for use for its business purposes

5.   EXCLUSIVITY

     5.1 STARWAVE EXCLUSIVITY. During the Term and in the Territory and except for activities associated with the development and expansion of the news Component of the Portal Products and Search or Directory and further excluding the News Products within the Partnership, Starwave and its Affiliates shall not develop, distribute, produce, or market or promote on-air, or exploit or provide services of any nature or provide a license or permit a third party to utilize any of their respective Intellectual Property Rights with respect to any Remote Access Products that are dedicated primarily to national and international news, including, by way of example and without limitation, stories and features regarding national, international and local affairs and stories and features regarding business/finance, entertainment, weather, environmental and other subjects, to the extent such subjects are of national or international
significance or are treated as such in traditional news media.   Notwithstanding
the foregoing, Starwave Partner and its Affiliates may engage in such activities with respect to any Remote Access Products dedicated primarily to entertainment news or personal finance news.

     5.2 DEI EXCLUSIVITY. During the Term and in the Territory, DEI and its Affiliates shall not develop, distribute, produce, or market or promote on-air (subject to the current agreement between ABC and America Online, Inc., dated March 5, 1997, as amended which will not be renewed), or exploit or provide services of any nature or provide a license or permit a third party to utilize any of their respective Intellectual Property Rights with respect to any Remote Access Products that are dedicated primarily to national, international and local news, including, by way of example and without limitation, stories and features regarding national and international affairs and stories and features regarding business/finance, entertainment, weather, environmental and other subjects, to the extent such subjects are of national or international significance or are treated as such in traditional news media. Notwithstanding the foregoing, ABC Partner and its Affiliates may engage in such activities with respect to any Remote Access Products dedicated primarily to entertainment news. If during the Term, DEI or its Affiliates develops or owns an entertainment news Remote Access Product that competes with Mr. Showbiz, DEI and its Affiliates shall, at Starwave's option, either take all necessary action to have the Partnership (a) assign back to Starwave all right, title and interest of the Partnership in Mr. Showbiz or (b) continue to own Mr. Showbiz but permit Starwave to develop and market Mr. Showbiz as an independent property without the restrictions set forth in Section 5.1; provided, that in each case, Starwave shall provide the Partnership with a royalty-free license (subject to compliance with a promotion plan to be mutually agreed upon by the Partners in writing) to use Mr. Showbiz as part of the Remote Access Products during the Term and, in the case of clause (b), DEI's appropriate Affiliates shall continue to promote Mr. Showbiz as provided in such promotion plan.

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     5.3  ADDITIONAL REMOTE ACCESS PRODUCTS.  If ABC determines, in its sole discretion, to develop general news Remote Access Products targeted for users on an international or foreign (country or regional) basis, the Partnership shall participate in such development on similar terms to those reflected in the Partnership Agreement (while taking into consideration additional terms and potential partners that may be applicable in any particular potential transaction).

     5.4 NO OTHER RESTRICTIONS. Except as expressly set forth in this Section 5, neither ABC and its Affiliates, on the one hand, nor Starwave and its Affiliates, on the other hand, shall be subject to any restrictions on the licensing, use, distribution or other exploitation of their respective properties (including all Intellectual Property Rights therein), that either of their respective Affiliates own, control, have a license to, or in which they have any other form of right, title or interest.

     5.5 BROADBAND APPLICATIONS. For clarification purposes, ABC and its Affiliates, on the one hand, and Starwave and its Affiliates, on the other hand, in their respective sole discretion, may develop, produce, exploit or provide services of any nature with respect to programming designed specifically for Broadband delivery (i.e., content that requires Broadband transmission to satisfactorily deliver services to consumers). ABC agrees to investigate (without any obligation) cooperation with Starwave in the development of products designed for Broadband delivery.

6.   PROPRIETARY RIGHTS

     6.1 GRANT OF RIGHTS. Subject to the Partnership's and Starwave's compliance with the terms and conditions set forth herein, including without limitation ABC's rights set forth in Section 3.7, ABC hereby grants the Partnership (by Partnership or by a third party on behalf of Partnership) the following limited, royalty-free, non-exclusive (except as exclusive with respect to Narrowband services in accordance with the provisions hereof), non-transferable licenses, without right of sublicense, during the Term hereof:

          (a) to use, reproduce, modify and adapt the ABC Content to create the Programming;

          (b) to reproduce, transmit, distribute, display and perform the Programming worldwide as part of the News Products; and

          (c) to reproduce and display the ABC Trademarks (including the descriptive names for the News Products).

     6.2 USE OF DISNEY NAME. Neither the Partnership nor Starwave shall have the right to use the name, likeness or voice of Walt Disney, the word "Disney," any likeness of any DEI animated character or any other trademark, tradename or logo of DEI for any manner

                                      -9-
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whatsoever; provided, that the Partnership may use such items solely as necessary for editorial purposes.

     6.3 PROPRIETARY NOTICES. As a condition to the grant of rights hereunder, any matter containing ABC Content, including without limitation the Programming shall bear properly located copyright and trademark notices as prescribed by law in ABC's name. The Partnership and Starwave will comply with such instructions as to form, location and content of the notice as ABC may give from time to time. If by inadvertence a proper copyright notice in ABC's or the ABC Affiliate's name, as applicable, is omitted from the Programming or any material containing ABC Content, the Partnership and Starwave agree at their respective expense (to the extent the omission is caused by the Partnership or Starwave) to use all reasonable efforts to prospectively correct any such omission. The Partnership and Starwave agree to promptly respond to ABC's request to make any such corrections.

     6.4 OWNERSHIP OF MATERIALS DEVELOPED BY EACH PARTY. Subject to ABC's ownership at all times of the ABC Content, and to Sections 6.5 and 6.6, each party shall own all right, title and interest in (a) any and all materials it developed prior to or during the Term and all Intellectual Property Rights therein and (b) any and all Technology, Content (other than ABC Content, if any) and Programming it developed and funded (i.e., without Partnership or joint funding) during the Term and all Intellectual Property Rights thereto.

     6.5 PARTNERSHIP OWNED MATERIALS. The Partnership shall jointly own all the Technology, Content (other than ABC Content, if any) and Programming developed and funded by the Partnership during the Term for the News Products.

     6.6  OWNERSHIP BY ABC.

          (a) The Partnership and Starwave acknowledge and agree that, as between the Partnership and Starwave, on the one hand, and ABC, on the other hand, the ABC Content, and all portions and derivative works thereof (other than the Programming), whether created by the Partnership, Starwave or ABC, shall be owned by ABC and to the extent that the Partnership or Starwave owns any right, title and interest in the ABC Content, each hereby assigns all such right, title, and interest therein to ABC, including without limitation all Intellectual Property Rights therein, provided that Starwave shall retain all right, title and interest, including all Intellectual Property Rights in, all development tools, software or other technology developed and funded by Starwave and embodied in or used by Starwave in connection with Starwave's development of the Programming. Subject only to Section 5 and Starwave's ownership rights hereunder and under the Partnership Agreement, ABC may utilize, distribute and otherwise exploit in any manner the ABC Content and derivative works thereof (other than the Programming) now existing or hereafter developed without any obligation to the Partnership or Starwave; it being understood that no license under Starwave Intellectual Property Rights shall be implied from the foregoing.

          (b) ABC shall own all URLs containing "ABC", and any and all other URLs with any variant of any ABC Trademark, including, without limitation, any URLs that also

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include any other name or description in addition to an ABC Trademark and ABC shall own the descriptive names for the News Products (i.e., ABC News Now and additional or substitute descriptive names) that contain an ABC Trademark.

          (c) Starwave Partner shall own all Technology used in connection with the operation of the News Products that was owned by Starwave Partner prior to the Effective Time.

          (d) The Partnership has the sole right to license the descriptive names for the News Products; provided that the Partnership shall be required to provide such a license to ABC or its Affiliates for their own business purposes for a fair market value royalty to be paid to the Partnership (as determined in good faith by the Partners). If such license is to a third party (other than Infoseek or an Infoseek Affiliate (but excluding DEI and its Affiliates) in connection with Portal Products (as defined in the Partnership Agreement)), the terms shall include a fair market value royalty to be paid to the Partnership (as determined in good faith by the Partners).

     6.7 NO ADDITIONAL PARTICIPATION. Nothing in this Agreement conveys to the Partnership or Starwave and, other than as specifically set forth hereunder, the Partnership and Starwave shall not have or acquire, any right to participate in any other promotions or activities relating to the ABC Content or any other ABC activity or product, which rights are retained exclusively by ABC.

     6.8 LITIGATION. Should one party become aware of any infringing use of its property (including Intellectual Property Rights), such party shall notify the other party and the other party may, within its sole discretion, undertake to prosecute necessary actions to prevent such use or distribution. In the event that both parties are joined in any such litigation, the decisions of the counsel of the party with the affected properties with reference to matters of procedure, conduct of such litigation and/or the handling thereof, shall prevail and the other party shall cooperate with and assist counsel. Any recovery shall be the sole property of the party with the affected properties.

7.   CONFIDENTIAL INFORMATION

The definition and use of each party's "Confidential Information" by the other parties shall be governed by the terms of that certain Mutual Non-Disclosure Agreement between the parties dated March 28, 1997

8.   REPRESENTATIONS, WARRANTIES AND INDEMNIFICATION

     8.1 WARRANTIES OF STARWAVE. Starwave represents and warrants that (a) it has the right, power and authority to enter into this Agreement and fully to perform its obligations under this Agreement; (b) the making of this Agreement by it does not violate any agreement existing between it and any other person or entity; (c) it complies, and at all times shall comply, with all applicable laws, rules and regulations in effect at the time services are performed

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pursuant to this Agreement pertaining to the subject matter hereof; and (d)
Starwave shall not exercise any of the rights granted to it under or pursuant to this Agreement in a manner that shall violate any applicable law, rule or regulation.

     8.2 INDEMNIFICATION OBLIGATIONS OF STARWAVE. Starwave agrees to, and shall, indemnify, defend and hold harmless ABC and its Affiliates and their respective directors, shareholders, officers, agents, employees, successors and assigns from and against any and all claims, demands, suits, judgments, damages, costs, losses, expenses (including reasonable attorneys' fees and expenses) and other liabilities arising from actions brought by third parties, for (a) any breach or alleged breach of any of the representations or warranties made by it under this Agreement; (b) any unauthorized use by it or any of its subcontractors of any ABC Content or any portion of the Programming; (d) any infringement of such third party's copyrights contained in the portions of the Programming that are owned or controlled by Starwave or in all technology, software, data, and content therein that are supplied by Starwave; provided that ABC shall promptly notify Starwave of any such claim and Starwave shall be given sole control and bear full responsibility for the defense (including any settlements) of any such claim; and ABC shall provide Starwave with prompt notice and full information and reasonable assistance at Starwave's expense with respect to claims covered under this Section 8.2. Starwave shall keep ABC informed of, and consult with ABC in connection with the progress of such litigation or settlement; and Starwave shall not have any right, without ABC's written consent, to settle any such claim if such settlement arises from or is part of any criminal action, suit or proceeding or contains a stipulation to or admission or acknowledgment of, any liability or wrongdoing (whether in contract, tort or otherwise) on the part of any ABC Affiliate.

     8.3 WARRANTIES OF ABC. ABC represents and warrants that (a) it has the right, power and authority to enter into this Agreement, to grant the licenses herein granted, and to fully perform its obligations under this Agreement; (b) the making of this Agreement by it does not violate any agreement existing between it and any other person or entity; (c) it has all necessary rights in and to the Programming and any ABC Content provided by ABC hereunder for use within the scope of this Agreement; (d) it complies, and at all times shall comply, with all applicable laws, rules and regulations in effect at the time services are performed pursuant to this Agreement pertaining to the subject matter hereof; and (e) ABC shall not exercise any of the rights granted to it under or pursuant to this Agreement in a manner that shall violate any applicable law, rule or regulation.

     8.4 INDEMNIFICATION OBLIGATIONS OF ABC. ABC agrees to, and shall, indemnify, defend and hold harmless Starwave and its Affiliates, and its directors, shareholders, officers, agents, employees, successors and assigns from and against any and all claims, demands, suits, judgments, damages, costs, losses, expenses (including reasonable attorneys' fees and expenses) and other liabilities arising from actions brought by third parties, in connection with or related to, directly or indirectly, (a) its performance of the Agreement; (b) any breach or alleged breach of the representations, warranties and agreements made by it under this Agreement; (c) its activities hereunder, including without limitation, any unauthorized use by it or any of its subcontractors of any ABC Content or any portion of the Programming; (d) any act or omission of it, its directors, officers, agents, employees or subcontractors; or (e) any violation or infringement by ABC of any right of privacy or publicity or any other Intellectual Property Right within the Territory or any libelous defamatory, obscene or unlawful material contained in the ABC Content within the Territory. Starwave shall promptly notify ABC of any such claim, and ABC shall bear full responsibility for the defense of such claim (including any settlements) provided however, that (i) ABC shall keep Starwave informed of and consult with Starwave in connection with the progress of such litigation or settlement; and (ii) ABC shall not have any right, without Starwave's written consent, to settle any such claim if such settlement arises from or is part of any criminal action, suit or proceeding or contains a stipulation to or admission or acknowledgment of, any liability or wrongdoing (whether in contract, tort or otherwise) on the part of Starwave.

     8.5 CHOICE OF COUNSEL AND PROTECTION OF RIGHTS. Each party shall have the right, in its absolute discretion, to employ attorneys of its own choice and to institute or defend any matter, claim, action or proceeding and to take any other appropriate steps to protect its Intellectual Property Rights and all rights and interest in and title to its web sites, technology, content and every element thereof and, in that connection, to settle, compromise in good faith, or in any other manner dispose of any matter, claim, action, or proceeding and to satisfy any judgment that may be rendered, in any manner as such party in its sole discretion may determine.

     8.6 NO OTHER REPRESENTATIONS. Except for the representations and warranties specifically set forth in this Agreement, each party makes no other representations and warranties of any nature whatsoever to the other parties.

     8.7 NO SPECIAL DAMAGES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR LIABILITY ARISING UNDER SECTIONS 8.2 AND 8.4, NO PARTY SHALL UNDER ANY CIRCUMSTANCES, BE LIABLE TO ANOTHER PARTY FOR ANY CONSEQUENTIAL, INDIRECT, SPECIAL, INCIDENTAL OR EXEMPLARY DAMAGES (INCLUDING WITHOUT LIMITATION, LOST PROFITS, LOSS OF ANTICIPATED BUSINESS, LOSS OF DATA OR BUSINESS LOSSES) EVEN IF SUCH DAMAGES ARE FORESEEABLE AND EVEN IF THE BREACHING PARTY HAS BEEN APPRISED OF THE LIKELIHOOD OF SUCH DAMAGES OCCURRING.

9.   TERM AND TERMINATION

     9.1 TERM. The term of this Agreement shall commence as of the Effective Time and shall continue for the same time period that each of ABC Partner and Starwave Partner are partners in the Partnership (the "Term").

     9.2 RENEWAL. Unless earlier terminated pursuant to Section 9.3, the parties shall begin renewal negotiations in good faith beginning on the eight
(8) year anniversary of the date hereof. If the parties do not reach an agreement to extend this Agreement on mutually acceptable terms within three hundred sixty (360) days after negotiations begin, the exclusivity provisions contained in Sections 5.1 and 5.2 shall be deemed modified, with no action required of the parties, to permit either party to develop, distribute, produce, exploit or provide services with respect to competitive Remote Access Products; provided, that except for such modifications, this Agreement shall continue in full force and effect until the expiration of the Term and, provided, further, that neither party may engage in such activities with respect to News Products then available to consumers in any manner or available prior to the expiration of the Term. In the event the exclusivity provisions contained in Sections 5.1 and 5.2 shall be deemed modified, and either Partner develops, distributes, produces, exploits or provides services with respect to Remote Access Products competitive with the News Products, such Partner's Remote Access Products competitive with the News Products shall be provided with a prominent position on the News Products, via an above-the-fold link on the start page for the News Product, until the end of the Term.

     9.3 TERMINATION. Without prejudice to any other rights or remedies available to the parties, ABC and Starwave (but not the Partnership) shall each have the right, in its sole discretion, to terminate this Agreement upon written notice to the other in the event of the occurrence of one or more of the following:

          (a) The termination of the Partnership Agreement in accordance with its terms; or

          (b) The other party makes any assignment for the benefit of creditors or files a petition in bankruptcy (provided, that with respect to ABC Partner's ability to terminate in the event that Starwave Partner or Infoseek files a petition in bankruptcy, such petition shall have been approved by a decision of the majority of Infoseek's Disinterested Directors (as defined in that certain Governance Agreement by and between Infoseek and DEI) or is adjudged bankrupt or is placed in the hands of a receiver; or

          (c) With respect to Starwave's termination rights, ABC willfully misuses the Starwave Marks or with respect to ABC termination rights, Starwave willfully misuses the ABC Marks, and (i) the willful misuse occurs repeatedly and in each case in material breach of this Agreement, and (ii) the willful misuse occurs more than three (3) times in any one year period ("Excepted Misuses"), and (iii) with respect to each such willful misuse, the breaching party fails to Cure such misuse within sixty (60) days after the nonbreaching party delivers written notice of the misuse to the other party; provided however that (w) if the misuse consists of displaying the ABC Marks within the News Products in a manner such that the appearance of the ABC Marks does not conform to the requirements set forth herein, and this misuse does not have a material adverse effect on ABC, such misuse shall be excluded from the Excepted Misuses; and (x) if the party misusing the Marks of the other party is using its best efforts to Cure the misuse, the Cure period shall be extended for so long as such efforts are exercised; and (y) if a willful misuse is Cured within forty eight (48) hours of an officer of the breaching party being notified in writing of such misuse by the nonbreaching party, such willful misuse shall not count toward the three (3) Excepted Misuses set forth above; and (z) if a party has not willfully misused the other party's Marks within any six (6) month period during the term hereof, all misuses occurring prior to the commencement of such six (6) month period shall not count toward the three (3) Excepted Misuses set forth above. In the event that a party misuses the party's Marks, (whether willfully or otherwise), the party that misused the Marks shall implement commercially reasonable policies to address the prevention of the occurrence of such misuse in the future.

For purposes of this Section 9.3(c), the following terms shall have the following meanings:

(i) "Marks" shall mean ABC Marks with respect to ABC or Starwave Marks with respect to Starwave; and

(ii) "misuse" by Starwave of an ABC Trademark shall mean a use of the ABC Marks in a manner which materially breaches the provisions set forth in Section 6.1 or
6.2 of this Agreement, either directly by Starwave or by a third party licensed by Starwave to use the Marks; and

(iii) "Cure" shall mean if the misuse is performed directly by a party hereto, correcting the display or misapplication of the other party's Marks, or if the misuse is performed by a third party under license by a party hereto, terminating the license or purported rights granted by such party to use such Marks and using reasonable efforts to cause the third party to cease its misuse of the other party's Marks.

The Partners acknowledge and agree that the nature of Remote Access Products and the Narrowband medium in general may result in a misuse of a Partner's Marks being displayed in multiple locations and across multiple networks. For the avoidance of doubt, if the same application of a Mark is displayed multiple times or in multiple places as a direct or indirect result of the Narrowband medium or the manner in which Remote Access Products are operated, transmitted or otherwise made available electronically, such repeated displays shall constitute no more than one misuse for purposes of counting Excepted Misuses hereunder.

     9.4  [INTENTIONALLY OMITTED.]

     9.8 SURVIVAL. Unless otherwise specified, all obligations that accrue prior to any expiration or termination of this Agreement shall survive such expiration or termination. In addition, and without limiting the generality of the preceding sentence, Sections 6, 7, 8, 9, and 10 shall survive the expiration or termination of this Agreement for any reason.

     9.9 INJUNCTIVE RELIEF. Each party acknowledges and agrees that the other parties may be irreparably harmed by any material breach of this Agreement by it. Therefore, each party agrees that in the event that it breaches any of its obligations hereunder, the other parties in addition to all other remedies available to it under this Agreement, or at law or in equity, shall be entitled to seek all forms of injunctive relief including decrees of specific performance, without showing or proving that it sustained any actual damages and without posting bond.

10.  GENERAL PROVISIONS

     10.1 NOTICES. All notices which either party is required or may desire to serve upon another party shall be in writing and addressed as follows:

          (a)  if to ABC:

               ABC News
               47 W. 66th Street
               New York, NY  10023
               Attention:  Jeffrey C. Gralnick
               Telephone:  (212) 456-3300
               Facsimile:  (212) 456-3299

               with a copy to:

               Disney Online
               500 S. Buena Vista Street
               Burbank, CA  91521
               Attention:  Jake Winebaum
               Telephone:  (818) 623-3300
               Facsimile:  (818) 623-3304

          (b)  if to DEI:

               Disney Online
               500 S. Buena Vista Street
               Burbank, CA  91521
               Attention:  Jake Winebaum
               Telephone:  (818) 623-3300
               Facsimile:  (818) 623-3304

               with a copy to:

               Disney Enterprises, Inc.
               500 S. Buena Vista Street
               Burbank, CA  91521
               Attention:  General Counsel
               Telephone:  (818) 560-4370
               Facsimile:  (818) 563-4160

          (c)  if to Starwave:

               Starwave Corporation
               13810 SE Eastgate Way
               Bellevue, WA  98005
               Attention: Michael Slade
                          Curt Blake
               Telephone: (206) 957-2000
               Facsimile: (206) 643-9381


          (d)  if to the Partnership, c/o:

               Starwave Corporation
               13810 SE Eastgate Way
               Bellevue, WA  98005
               Attention: Michael Slade
                          Curt Blake
               Telephone: (206) 957-2000
               Facsimile: (206) 643-9381

               DOL Online Investments, Inc.
               500 S. Buena Vista Street
               Burbank, CA  91521
               Attention: Jake Winebaum
               Telephone: (818) 623-3300
               Facsimile: (818) 623-3304

               ABC News
               47 W. 66th Street
               New York, NY  10023
               Attention: Jeffrey C. Gralnick
               Telephone: (212) 456-3300
               Facsimile: (212) 456-3299

     Any such notice may be served personally or by mail (postage prepaid), facsimile (provided oral confirmation of receipt is immediately obtained and a hard copy is concurrently sent by internationally commercially recognized overnight delivery service), internationally commercially recognized overnight delivery service (such as Federal Express or D.H.L.) or courier. Notice shall be deemed served upon personal delivery or upon actual receipt. Any party may change the address to which notices are to be delivered by written notice to the other parties served as provided in this Section 10.1.

     10.2 ENTIRE AGREEMENT. This Agreement, together with the Exhibits attached hereto and hereby incorporated herein by reference, constitutes the complete, final and exclusive understanding and agreement between the parties with respect to the transactions contemplated, and supersedes any and all prior or contemporaneous oral or written representation, understanding, agreement or communication between the parties concerning the subject matter hereof.

     10.3 AMENDMENTS. All amendments or modifications of this Agreement shall be binding upon the parties so long as the same shall be in writing and executed by each of the parties hereto.

     10.4 WAIVER. No waiver of any provision of this Agreement or any rights or obligations of any party hereunder shall be effective, except pursuant to a written instrument signed by the party waiving compliance, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

     10.5 FORCE MAJEURE. No party shall be deemed in default hereunder, nor shall it hold the other parties responsible for, any cessation, interruption or delay in the performance of its obligations hereunder due to causes beyond its reasonable control including, but not limited to: earthquake, flood, fire, storm or other natural disaster, act of God, labor controversy or threat thereof, civil disturbance or commotion, disruption of the public markets, war or armed conflict (whether or not officially declared) or the inability to obtain sufficient material, supplies, labor, transportation, telecommunications, power or other essential commodity or service required in the conduct of its business, any change in or the adoption of any law, ordinance, rule, regulation, order, judgment or decree (each a "Force Majeure Event") provided that the party relying upon this Section 10.5: (a) shall have given the other parties written notice thereof promptly and, in any event, within five (5) days of discovery thereof and (b) shall take all steps reasonably necessary under the circumstances to mitigate the effects of the force majeure upon which such notice is based.

     10.6 NO THIRD PARTY BENEFICIARIES. Nothing in this Agreement is intended or shall be construed to give any person, other than the parties hereto, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

     10.7 ASSIGNMENT. Neither party shall directly or indirectly assign this Agreement to a third party without the prior written consent of the other party, which consent shall not be unreasonably withheld.

     10.8 CONSTRUCTION. This Agreement shall be fairly interpreted and construed in accordance with its terms and without strict interpretation or construction in favor of or against any party. Each party has had the opportunity to consult with counsel in the negotiation of this Agreement.

     10.9 CAPTIONS AND HEADINGS. The section and subsection headings and captions appearing in this Agreement are inserted only as a matter of convenience and shall not be given any legal effect.

     10.10 SEVERABILITY. If any restriction, covenant or provision of this Agreement shall be adjudged by a court of competent jurisdiction to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the party seeking to enforce such restriction, covenant or provision, such restriction, covenant or provision shall apply with such modifications as may be necessary to make it valid and effective. In the event that any provision of this Agreement should be found by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained shall not in any way be affected or impaired thereby.

     10.11 GOVERNING LAW. This Agreement shall be governed by the laws of the State of New York. Any action arising out of or relating to this Agreement shall be filed only in the courts of the State of California for the County of Los Angeles, or the United States District Court for the Central District of California. The parties hereby consent and submit to the personal jurisdiction of such courts for the purposes of litigating any such action.

     10.12 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the duly authorized representatives of each party have executed this Agreement as of the day and year first written above.

ABC, INC.                                STARWAVE CORPORATION


By: /s/ Laurence J. Shapiro              By: /s/ Kevin A. Mayer
    -------------------------                -------------------------
    Name: Laurence J. Shapiro                Name: Kevin A. Mayer
    Title: Vice President                    Title: Sr. Vice President


ABC NEWS/STARWAVE PARTNERS
By its General Partners

DOL ONLINE INVESTMENTS, INC.             STARWAVE VENTURES


By: /s/ Laurence J. Shapiro              By: /s/ Laurence J. Shapiro
    -------------------------                -------------------------
    Name: Laurence J. Shapiro                Name: Laurence J. Shapiro
    Title: Vice President                    Title: Vice President



EXECUTED SOLELY WITH RESPECT
TO THE PROVISIONS OF
SECTIONS 3.1, 3.6, 4.6, 5.2, 6.1 AND 6.2

DISNEY ENTERPRISES, INC.


By: /s/ Kevin A. Mayer
    -------------------------
    Name: Kevin A. Mayer
    Title: Sr. Vice President